Exhibit 3

Annex I(A)

Unaudited* Special-Purpose Unconsolidated Financial Statements of Telecom Argentina, as of December 31, 2016.

* The special-purpose unconsolidated financial statements attached hereto were prepared to comply with local Argentine laws and thus, were subject to an audit performed under with International Standards on Auditing (ISAs). Such financial statements were not audited under PCAOB or US GAAS.

TELECOM ARGENTINA S.A. (Surviving company)

SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

INDEX

Special unconsolidated statement of financial position
Notes to the Special-purpose unconsolidated financial statements

Alicia Moreau de Justo 50 — Autonomous City of Buenos Aires

SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

Main activity of the Company: the provision, directly or through third parties or associated with third parties, of ICT Services, whether fixed, mobile, wired, wireless, national or international, with or without own infrastructure, within the framework of the applicable licenses, and the provision of Audiovisual Communication Services.

Date of Registration in the IGJ:

Of the bylaws: July 13, 1990

Of the last amendment: September 26, 2015

Date of expiration of the bylaws: July 13, 2089

Information on the controlling company in Note 4.a)

CAPITAL STOCK

As of December 31, 2016

(in Argentine pesos)

	Registered, subscribed and authorized for offering (Note 5.a)
Type of shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares of $1 argentine peso of nominal value each and entitled to one vote each:
Class “A”	502,034,299	—	502,034,299
Class “B”	466,890,558	15,221,373	482,111,931
Class “C”	234,748	—	234,748
Total	969,159,605	15,221,373	984,380,978

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SPECIAL UNCONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016

(In millions of Argentine pesos)

ASSETS
Current Assets
Cash and cash equivalents	244
Investments	193
Trade receivables	1,847
Other receivables	248
Inventories	10
Total current assets	2,542
Non-Current Assets
Trade receivables	14
Other receivables	68
Income tax assets	677
Investments	10,255
Property, plant and equipment	11,453
Intangible assets	429
Total non-current assets	22,896
TOTAL ASSETS	25,438
LIABILITIES
Current Liabilities
Trade payables	2,507
Deferred revenues	100
Financial debt	41
Salaries and social security payables	1,220
Income tax payables	195
Other taxes payables	219
Other liabilities	52
Provisions	215
Total current liabilities	4,549
Non-Current Liabilities
Trade payables	11
Deferred revenues	428
Salaries and social security payables	177
Income tax payables	7
Other liabilities	169
Provisions	761
Total non-current liabilities	1,553
TOTAL LIABILITIES	6,102
EQUITY
Capital Stock — Outstanding shares	969
Inflation adjustment of capital stock — Outstanding shares	2,646
Capital Stock — Treasury shares	15
Inflation adjustment of capital stock — Treasury shares	42
Treasury shares acquisition cost	(461)
Legal reserve	734
Special reserve for IFRS implementation	351
Voluntary reserve for capital investments	3,191
Voluntary reserve for future investments	2,904
Voluntary reserve for future dividends payments	4,272
Other comprehensive results	698
Retained earnings	3,975
TOTAL EQUITY	19,336
TOTAL LIABILITIES AND EQUITY	25,438

The accompanying notes are an integral part of this special unconsolidated statement of financial position.

Information on the main accounts is given in Note 3 to this special unconsolidated statement of financial position.

Mariano Ibáñez
Chairman of the Board of Directors

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NOTES TO THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

(In millions of Argentine pesos or otherwise expressly indicated)

INDEX

Note		Page
	Glossary of terms	4

1	Purpose of the special-purpose unconsolidated financial statements	5

2	Basis of preparation of the special-purpose unconsolidated financial statements and significant accounting policies	5

3	Breakdown of the main accounts of the special-purpose unconsolidated financial statements as of December 31, 2016	12

4	Controlling company and balances with Companies Law No. 19,550	14

5	Equity	15

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GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these special-purpose unconsolidated financial statements.

Company or Telecom Argentina: Telecom Argentina S.A.

Personal or Telecom Personal: Telecom Personal S.A.

Nortel: Nortel Inversora S.A.

Sofora: Sofora Telecomunicaciones S.A.

Telecom USA: Telecom Argentina USA Inc.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

ENACOM: the Regulatory Authority, the National Communications Agency.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech:  Fintech Telecom LLC, Sofora’s controlling company.

IASB:  International Accounting Standards Board.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LGS (Ley General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NYSE: New York Stock Exchange.

PP&E:  Property, plant and equipment.

RT 26: Technical Resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications, former regulatory authority.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

WAI: means W de Argentina — Inversiones S.A.

Participating Companies: Sofora, Telecom Personal, Nortel and Telecom Argentina, all of them together.

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NOTE 1 — PURPOSE OF THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS

On March 17, 2017 the Company was notified of the intention of Sofora’s shareholders, indirect controlling company of Telecom Argentina, that the Boards of Directors of the Company shall evaluate a corporate reorganization (“the Reorganization”) among Sofora, Nortel and Telecom Personal (“the Absorbed companies”) and Telecom Argentina as the continuing company (“the Surviving company”). The purpose of the Reorganization is to simplify the corporate structure of Telecom Argentina in line with international standards and market practices.

The Reorganization shall be effective as of 12 am of the day in which the Presidents of the Board of Directors of the Participating Companies (hereinafter, the “Reorganization Effectiveness Date”), execute a minute of transfer of operations recording that: (i) Telecom Argentina has set up its technical-operational systems to assume Telecom Personal, Nortel and Sofora’s operations and activities; and (ii) as of the Reorganization Effectiveness Date the transfer of the operations and activities of the Absorbed companies into Telecom Argentina is perfected because the following conditions to which the Reorganization is subject (the ENACOM’s authorizations, the WAI’s Sofora shares subject to amortization have been fully amortized and the final reorganization agreement has been executed, among others), have been complied with; as from that date the transfer of all the assets and liabilities of the Absorbed companies to the Surviving Company will be effective, causing the Surviving company to acquire ownership of all rights and assume all obligations and liabilities of any nature of the Absorbed companies, all subject to the corporate approvals required under the applicable regulations and the registration of the merger and dissolution without liquidation of the Absorbed companies before the IGJ.

Meanwhile, the Absorbed companies and Telecom Argentina are performing all the necessary procedures before the regulatory and administrative entities and stock exchanges and markets of the country and abroad (CNV, BCBA, Merval, ENACOM and any governmental or other entity), necessary to carry out and perfect the Reorganization.

Notwithstanding this, Telecom Argentina and the Absorbed companies agree to continue with the ordinary course of their business and agree neither to establish limitations on the administration of their respective activities nor to establish guarantees for compliance with the normal development thereof until the Reorganization is perfected.

The Participating Companies agree on a corporate reorganization through a merger by absorption of Sofora, Nortel and Telecom Personal, as Absorbed companies, into Telecom Argentina, as Surviving company, pursuant to the terms of Sections 82 and 83 of the LGS, and within the tax framework provided by Sections 77 et seq. of Law No. 20,628 of Income Tax, as amended and complemented, the CNV Regulations, the BCBA Regulations, the IGJ Regulations and other regulations applicable.

So, these special-purpose unconsolidated financial statements as of December 31, 2016 have been prepared with the only purpose of the Reorganization abovementioned.

NOTE 2 — BASIS OF PREPARATION OF THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)             Basis of preparation

These special-purpose unconsolidated financial statements have been prepared in accordance with RT 26 of FACPCE (as amended and adopted by the CPCECABA), as required by the CNV.

Given its specific purpose described in Note 1, these special-purpose unconsolidated financial statements do not include the following statements: the special income statement, the special statement of changes in equity, the special statement of cash flows or the notes and other information required by IFRS.

These special-purpose unconsolidated financial statements are a free translation from the original special-purpose unconsolidated financial statements issued in Spanish and filed to the CNV in Argentina and contain the same information to the original version.

These special-purpose unconsolidated financial statements are presented in millions of pesos, so the accounting balances have been rounded. The effect of the aforementioned rounding is non-material for the special-purpose unconsolidated financial statements taken as a whole.

The preparation of these special-purpose unconsolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

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These special-purpose unconsolidated financial statements have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

These special-purpose unconsolidated financial statements as of December 31, 2016 were approved by resolution of the Board of Directors’ meeting held on March 31, 2017.

b)             Significant accounting policies

The following are the significant accounting policies used in the preparation of these special-purpose unconsolidated financial statements:

1)             Foreign currency balances

At year-end exchange rate.

2)             Foreign currency translation

The items included in the financial statements of each entity are recorded using the currency of the primary economic environment in which each entity carries out its activities (“the functional currency”). The financial statements are presented in Argentine pesos ($), which is the functional currency of Telecom Argentina. The functional currency of the Company’s foreign subsidiaries is represented by the legal tender of the country in which each company is located.

The financial statements of the Company’s foreign subsidiary (Telecom USA) are translated using the exchange rates at the reporting date for assets and liabilities. The exchange differences resulting from the application of this method are recorded to Other Comprehensive Results.

3)             Financial instruments

3.1) Financial assets

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

Upon acquisition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of both:

(a) the entity’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, for assets that met the abovementioned conditions, IFRS 9 provides for an option to designate, at inception, those assets as measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Time deposits are valued at their amortized cost.

Investments in other short-term investments are carried at fair value.

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Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

During 2016, Telecom Argentina received government bonds from the Government of the Province of Mendoza and the province of Buenos Aires, denominated in pesos that bear an interest rate in pesos. These securities were valued at amortized cost.

Those National, Provincial and Municipal Governments bonds denominated in foreign currency whose initial intention is to keep them until their maturity, are measured at amortized cost and bear an interest in foreign currency. In this particular case, Management estimated the US Dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US Dollars at the acquisition date. The acquisition cost in US Dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement.

Likewise, Telecom Argentina had acquired Government bonds. Taking into account the business model chosen to manage these financial assets, and according to the provisions of IFRS 9, these bonds are recorded at their fair value.

Impairment of financial assets

At every annual date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the income statement.

Certain circumstances of impairment of financial assets that the Company assesses to determine whether there is objective evidence of an impairment loss could include: delay in the payments received from customers; customers that enter bankruptcy; the disappearance of an active market for that financial asset because of financial difficulties; observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets, significant financial difficulty of the obligor, among others.

3.2) Financial liabilities

Financial liabilities comprise trade payables, financial debt, salaries and social security payables (see 12) below) and certain other liabilities.

Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

4)             Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

5)             Non-current investments

The equity interest in controlled companies is valued at the equity method net of results not transferred to third parties, determined on the basis of year-end financial statements and prepared with similar accounting policies as those used in the preparation of these special-purpose unconsolidated financial statements.

The Management of the Company has not been aware of facts that could change the financial position or results of subsidiaries as of December 31, 2016 as from the date of approval of their financial statements, which have a significant impact on the valuation of the investments at that date.

The 2003 Telecommunications Fund is recorded at fair value.

6)             PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred, unless they are improvements. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

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PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the statement of financial position under Provisions line item at its present value.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are annually reviewed. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the income statement.

7)             Intangible assets

Intangible assets are recognized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Intangible assets with a finite useful life are stated at cost, less accumulated amortization and impairment losses, if any.

Intangible assets with an indefinite useful life are stated at cost, less accumulated impairment losses, if any.

Intangible assets comprise the following:

• Subscriber acquisition costs (“SAC”)

Direct and incremental costs incurred for the acquisition of new subscribers with a minimum contractual period are capitalized when the conditions for the recognition of an intangible asset are met.

The cost of acquiring broadband subscribers meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, which guarantees minimum monthly income by installments and, in the event of early cancellation, grants the right to cancel bonuses granted at the beginning of the contractual relationship (i.e, equipment bonuses).

Capitalized SAC are amortized on a straight-line basis over the term of the contract with the customer acquired.

On August 17, 2016, Law No. 27,265 (in force since August 29, 2016) was published in the Official Bulletin incorporating an amendment to Law No. 24,240 of Consumer Protection. This incorporation (in Section 10 quárter) establishes the prohibition of “collection of advance notice, advance month and/or any other concept, by service providers, including public services, in the cases of unsubscription request made by subscribers, either in a personal, telephonic, electronic or similar way” In this sense, since last quarter of 2016, the Company complies with these regulations, where applicable, and the Company’s Management will continue assessing the effects of the new regulations in its SAC capitalization policies.

• Service connection or habilitation costs

Direct costs incurred for connecting customers to the network are accounted for as intangible assets and then amortized over the term of the contract with the customer if required conditions are met. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly for the installation of fixed lines and amortized over an average period of 8 years.

• Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 180 months.

• Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration up to year 2028.

• Customer relationships

Customer relationships identified as part of the purchase price allocation performed upon the acquisition of Cubecorp Argentina S.A. (a company engaged in data center business) in financial year 2008, are being amortized over the estimated duration of the relationship for customers in the data center business (180 months).

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8)             Leases

Finance leases

Leases that transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as finance leases. The Company recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently, minimum lease payments are apportioned between a finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents, if any, are charged as expenses in the periods in which they are incurred.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned.

As of December 31, 2016 the Company holds finance leases which represents current commercial liabilities in the amount of $47 and non-current commercial liabilities of $11. The total payable at these leases’ maturity amounts to $61. PP&E related to these financial leases and several of the mentioned leases contracts characteristics as of December 31, 2016 are detailed below:

	Book value	Lease term	Depreciation
PP&E — Computer equipment	77	3 years	3 years
Accumulated depreciation	(37)
Net carrying value as of December 31, 2016	40

9)             Impairment of PP&E and intangible assets

At least annually, the Company assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include, among others, obsolescence or physical damage of the asset, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include, among others, the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

The carrying value of an asset is considered impaired by the Company when it is higher than its recoverable amount. In that event, a loss shall be recognized in the statement of income.

The recoverable value of an asset is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the evaluated asset.

Where it is not possible to estimate the recoverable value of an unconsolidated asset, the Company estimates the recoverable value of the cash-generating unit to which the asset belongs.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded if no impairment loss had been recognized.

During 2016, Telecom Argentina has assessed the recoverability of certain works in progress and materials related to AFA Plus Project, recording an impairment for the total book value of the assets involved in an amount of $143.

Likewise, in 2016 Telecom Argentina has assessed the recoverability of a group of former work in progress and other assets, recording an impairment of $30 as of December 31, 2016 (equivalent to its book value).

10)      Other liabilities

Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Pension benefits shown under Other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom Argentina. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits.

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Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19 revised. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

2016
Discount rate (1)	4.8% - 6.2%
Projected increase rate in compensation (2)	8.0% - 22.5%

(1) Represents estimates of real rate of interest rather than nominal rate in $.

(2) In line with an estimated inflationary environment for the next three financial years.

Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), the Company is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment. It is carried at amortized cost.

11)      Deferred revenues

Deferred revenues include:

Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first.

Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship.

Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

12)      Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits. See 3.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving the Company upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave the Company and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

13)      Taxes payables

The Company is subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees and income taxes, among others, that represent an expense for the Company. It is also subject to other taxes over its activities that generally do not represent an expense (VAT).

The principal taxes that represent an expense for the Company are the following:

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• Income taxes

The Company records income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries that generate a deferred income tax liability, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The statutory income tax rate in Argentina is 35%.

Income tax - Actions for recourse filed with the Tax Authority

Section 10 of Law No. 23,928 and Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992.

Accordingly, Telecom Argentina and its domestic subsidiaries determined its income tax obligations in accordance to those provisions, without taking into account the income tax inflation adjustment.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the “Candy” case (07/03/2009) in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011 and 2012 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/2014, 06/02/2015 and 10/04/2016), enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

According to the above-mentioned new legal background that the Company took knowledge during 2015, and after making the respective assessments, Telecom Argentina filed during 2015 and 2016 actions for recourse with the AFIP to claim the full tax overpaid for fiscal years 2009, 2010 and 2011 for a total amount of $371 plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

As of the date of issuance of these special-purpose unconsolidated financial statements, the actions for recourse filed are pending of resolution by the Tax Authority. However, the Company’s Management, with the assessment of its tax advisor, considers that the arguments presented in those recourse actions follow the same criteria as the one established by the Argentine Supreme Court of Justice jurisprudence mentioned above, among others, which should allow the Company to obtain a favorable resolution of actions of recourse filed.

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and the Company recorded a non-current tax credit of $466 as of December 31, 2016 ($98 were recorded in fiscal year 2015 and $368 in fiscal year 2016, reducing Income tax cost). For the measurement of the tax credit, the Company has estimated the amount of the tax determined in excess for all fiscal years not covered by the statute of limitation (2009-2016) weighting the likelihood of certain variables according to the jurisprudential antecedents known until such date. The Company’s Management will assess Tax Authority’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to annually re-measure the tax credit recorded.

• Turnover tax

The Company is subject to a tax levied on financial income. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services or equipment).

• Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements. The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

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14)      Provisions

The Company records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation.

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists, as mentioned in 6) above. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

15)      Treasury Shares Acquisition

In connection with the Telecom Argentina’s Treasury Shares Acquisition Process, Telecom Argentina has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by Telecom Argentina must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

NOTE 3 — BREAKDOWN OF THE MAIN ACCOUNTS OF THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

CURRENT ASSETS

a) Cash and cash equivalents

Cash	6
Banks	77
Time deposits	61
Other short-term investments	100
244

b) Investments

Government bonds at fair value	184
Provincial government and Municipal bonds at amortized cost	9
193

c) Trade receivables

Services and equipment	1,921
Balances with Companies Law No. 19,550	98
Allowance for doubtful accounts	(172)
1,847

d) Other receivables

Prepaid expenses	139
Tax credits	31
Restricted funds	26
PP&E disposal receivables	17
Tax on personal property — on behalf of Shareholders	8
Other	37
Allowance for doubtful accounts	(10)
248

e) Inventories

Fixed telephones and equipment	11
Allowance for obsolescence of inventories	(1)
10

NON CURRENT ASSETS

f) Trade receivables

Services	14
14

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g) Other receivables

Credit on SC Resolution No. 41/07 and IDC	57
Prepaid expenses	42
Tax on personal property — on behalf of Shareholders	18
Restricted funds	16
Tax credits	1
Balances with Companies Law No. 19,550	1
Other	8
Allowance for regulatory matters	(57)
Allowance for tax on personal property	(18)
68

h) Income tax assets

Deferred tax assets:
Allowance for doubtful accounts	86
Provisions	341
Termination benefits	82
Other, net	262
Deferred tax liabilities:
PP&E	(477)
Intangible assets	(83)
Total net deferred tax assets	211
Actions for recourse tax receivable	466
677

i) Investments

Personal	10,163
Telecom USA	83
Provincial government and Municipal bonds at amortized cost	8
2003 Telecommunications Fund	1
10,255

j) PP&E

Land, buildings and installations	1,059
Computer equipment and software	774
Switching and transmission equipment	2,631
Mobile network access and external wiring	4,545
Construction in progress	1,646
Other tangible assets	284
Subtotal PP&E	10,939
Materials	730
Impairment of PP&E	(173)
Valuation allowance for materials and impairment of materials	(43)
11,453

k) Intangible assets

Rights of use and exclusivity agreements	213
Service connection or habilitation costs	119
SAC fixed services	96
Other intangible assets	1
429

CURRENT LIABILITIES

l) Trade payables

PP&E	1,340
Other assets and services	983
Inventory	1
Balances with Companies Law No. 19,550	183
2,507

m) Deferred revenues

On capacity rental	40
On connection fees	35
Balances with Companies Law No. 19,550	13
On prepaid calling cards	12
100

n) Financial debt

Bank overdrafts — principal	41
41

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o) Salaries and social security payables

Vacation and bonuses	811
Social security payables	292
Termination benefits	117
1,220

p) Income tax payables

Income tax payables	465
With holdings and payments in advance of income taxes	(275)
Law No. 26,476 Tax Regularization Regime	5
195

q) Other taxes payables

Tax withholdings	121
VAT, net	49
Turnover tax	23
Municipal taxes	18
Tax on personal property — on behalf of Shareholders	8
219

r) Other liabilities

Compensation for directors and members of the Supervisory Committee	32
Guarantees received	10
Other	10
52

s) Provisions

Civil and commercial proceedings	103
Labor claims	73
Regulatory, tax and other matters claims	39
215

NON CURRENT LIABILITIES

t) Trade payables

PP&E	11
11

u) Deferred revenues

On capacity rental	234
On connection fees	87
Balances with Companies Law No. 19,550	107
428

v) Salaries and social security payables

Termination benefits	142
Bonuses	35
177

w) Income tax payables

Law No. 26,476 Tax Regularization Regime	7
7

x) Other liabilities

Pension benefits	164
Legal fees	4
Other	1
169

y) Provisions

Civil and commercial proceedings	122
Labor claims	266
Regulatory, tax and other matters claims	297
Asset retirement obligations	76
761

NOTE 4 — CONTROLLING COMPANY AND BALANCES WITH COMPANIES LAW No. 19,550

a)             Controlling company

Nortel, residing in A. Moreau de Justo 50 - 13th floor — Autonomous City of Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of Section 33 of Law No. 19,550. As of December 31, 2016, Nortel owns all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 5.c), Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the Company’s outstanding shares as of December 31, 2016. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

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All of the common shares of Nortel belong to Sofora. As of December 31, 2016 these shares represent 78.38% of the capital stock of Nortel.

Sofora’s capital stock consists of shares of common stock, with a par value of $1 argentine peso each and one vote per share. As of December 31, 2016, Sofora’s shares are held by Fintech Telecom LLC (68%) and W de Argentina - Inversiones S.A. (32%). Additionally, Fintech holds 58,173,522 Class “B” shares of Telecom Argentina, which represent 5.91% of Telecom Argentina’s total capital stock.

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez (a member of Telecom Argentina’s Board of Directors). Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

On March 17, 2017, within the framework of the Reorganization described in Note 1, Sofora´s shareholders have agreed to the total amortization of the 32% of WAI´s equity interest in Sofora. Once this amortization has been perfected, Fintech Telecom LLC will control 100% of Sofora’s capital stock, consolidating all of Sofora’s economic and corporate rights.

b)             Balances with Companies Law No. 19,550 as of December 31, 2016

CURRENT ASSETS
Trade receivables
Núcleo	98
98
NON CURRENT ASSETS
Other receivables
Núcleo	1
1
CURRENT LIABILITIES
Trade payables
Personal	144
Telecom USA	39
183
Deferred revenues
Personal	13
13
NON CURRENT LIABILITIES
Deferred revenues
Personal	107
107

NOTE 5 — EQUITY

(a) Capital information

The total capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value, of which 969,159,605 treasury shares are entitled to one vote. The capital stock is fully integrated and registered with the IGJ.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (the “BCBA”) and the New York Stock Exchange (the “NYSE”) for public trading. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class “B” shares and are traded on the NYSE under the ticker symbol TEO.

(b) Share Ownership Plan (“PPP”)

In December 1992, a Decree from the Argentine government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares was to be included in the PPP (an employee share ownership program sponsored by the Argentine government). Pursuant to the PPP, the Class “C” shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine government eliminated the restrictions on some of the Class “C” shares held by the PPP, although it excluded Class “C” shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class “C” shares into Class “B” shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

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The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. As of December 31, 2011, all the 41,339,464 shares were converted into Class “B” ordinary shares in eleven tranches.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. Of such amount, 4,358,526 Class “C” shares have already been converted into Class “B” shares in 10 tranches.

As of the date of issuance of these consolidated financial statements, 234,748 Class “C” shares are still pending to be converted into Class “B” shares.

(c) Acquisition of Treasury Shares

The Company’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Company’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the foregoing, on May 22, 2013, Telecom Argentina’s Board of Directors approved a Treasury Shares Acquisition Program of Telecom Argentina in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) for the purpose of avoiding any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and Telecom Argentina’s solvency, for the following maximum amount and with the following deadline:

•                  Maximum amount to be invested: $1,200.

•                  Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by Fintech Telecom LLC for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina, Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Section 13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Company’s request and the Telecom Argentina’s Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, the Company must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which, as of December 31, 2016 amounted to $3,191. On April 29, 2016, the Ordinary and Extraordinary Shareholders’ Meeting approved an additional 3-year extension for the disposal due date of treasury shares provided by Section 67 of Law No. 26,831.

As of December 31, 2016, the Company owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

Mariano Ibáñez
Chairman of the Board of Directors

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